Exhibit 4.108
English Translation of Chinese Language Document

Purchase Contract

Contract No.: CG120100065
Signing Place: Jiangning District, Nanjing
Signing Date: 2010.02.04

The Seller: CEEG (Nanjing) Semiconductor Material Co., Ltd.	The Buyer: China Sunergy (Nanjing) Co., Ltd.
Address: No. 6, Shuige Road, Economy and Technology Development Zone, Jiangning, Nanjing	Address: No. 123, West Focheng Road, Economy and Technology Development Zone, Jiangning, Nanjing
Tel.: 025-52095976	Tel.: 025-52766603
Fax: 025-52095953	Fax: 025-52766882

Through amicable consultation and in accordance with the Contract Law of the People’s Republic of China, the parties hereof agreed to enter into the following contractual terms for mutual compliance and performance.

1. Product name, specification, type, quantity and price:
No.	Product Name	Specification & model	Unit	Quantity (RMB)	Unit Price(RMB/PC)	Total Price (RMB)	Remarks
1	monocrystalline silicon wafer	S125/D165	Piece	2,800,000	15.55	43,540,000	Tax included
	Total amount includes 17% valued-added tax (in words): Around RMB forty-three million five hundred and forty thousand (in number): RMB 43,540,000.00

2. Quality standard
See Appendix (Standards for the Inspection and Acceptance of Silicon Wafers).
Quality inspection of silicon wafers: the Buyer shall draw out 10% of silicon wafers on a random basis, through process optimization, put them into trial production. Both parties agree that the trial production report and the conclusion therein with regard to the 10% of silicon wafers issued by the Buyer shall be recognized as the binding evidence of the quality of the silicon wafers delivered.

3. Terms and time of payment
3.1 This contract and the contract (No. CG120100064) entered into between the parties shall be mutually conditional. The contract price payable by the Buyer under this contract shall be offset by its receivables under the contract (No. CG120100064), any remaining payable after such offset shall be paid by the Buyer to the bank account designated by the Seller within seven days after receiving delivered goods.
3.2 The Seller shall be responsible for providing the Buyer with full-amount invoices of 17% value-added tax (VAT) within ten days after delivery of goods. If the Seller fails to provide the VAT invoices within thirty days or the Buyer suffers tax losses due to the Seller’s fault, the losses shall be borne by the Seller.

4. Packing, transportation and insurance of goods
4.1 Packing shall meet the requirements of long-distance transportation. Any losses arising from improper packing shall be borne by the Seller.
4.2 The Seller shall be responsible for transportation and cover the freight and insurance premium.

5. Term and place of delivery
5.1 Term of delivery: The delivery date shall be no later than 5 March 2010. The Seller shall deliver goods in accordance with delivery notice issued by the Buyer.

5.2 Place of delivery: Both parties agree that the place of delivery shall be the Buyer’s factory.

6. Quality inspection and objection
6.1 In case of any quantity problem or quality defect, the Buyer shall complete appearance inspection in accordance with the standards stipulated hereunder and claim within ten days, and quality inspection and claim within thirty days, after the arrival of the goods at the Buyer’s warehouse. The Seller shall reply within seven days upon receipt of such written notice on quantity or quality objection. If the Seller fails to reply within seven days, it shall be deemed that the Buyer’s quantity or quality objection has been accepted by the Seller.

7. Reasonable loss and calculation

The quantity received by the Buyer shall be the final evidence.

8. Liabilities for breach
8.1 Within the quality inspection period, if the type, specifications and technology parameters of the products delivered by the Seller do not conform to this contract, the Buyer shall be entitled to choose payment refund, replacing of qualified goods or price reduction according to the specific situation of the products. The Seller shall reply within three days after receiving the Buyer’s written disposal opinion, otherwise it shall be deemed as having consented to the Buyer’s disposal opinion.
8.2 If the Seller delays the delivery, the Seller shall pay to the Buyer a default penalty of 0.05% of the total price of the delayed goods per day.
8.3 If the Seller delays the delivery and fails to deliver goods within seven days after the agreed delivery date, it shall be deemed as unable to make delivery. Under the foregoing circumstance, the Buyer shall be entitled to terminate this contract by notice and this contract will be terminated upon the Seller’s receipt of written notice sent by the Buyer. The Seller shall, within three days after receipt of Buyer’s written notice, refund all payment made by the Buyer and compensate the Buyer against any loss it has suffered. The amount of compensation shall be 2% of total contract price.
8.4 If the Buyer delays the payment, the Buyer shall pay to the Seller a default penalty of 0.05% of the total amount of the delayed payment per day.

9. Transfer of Contractual Rights and Obligations
Neither party may transfer all or part of the rights and obligations hereunder without written consent of the other party.

10. Confidentiality
The parties hereto and their respective employees, agents, representatives and counsels shall treat the terms and conditions under this contract and any of its supplementary agreements as business secrets and shall not disclose the information to any third party without consent of the other party. Otherwise, the defaulting party shall compensate the direct or indirect losses to the other party.

11. Force majeure
If any party fails to perform the contract due to any force majeure event, the affected party shall notify the other party in writing within seven days upon the occurrence of such event, and shall present written evidence issued by the relevant authority within fifteen days upon the end of such event. The affected party could be partially or wholly exempted from the liabilities in the light of the impact caused by such force majeure event. Where an event of force majeure occurs after the party’s delay in performance, the defaulting party shall not be exempted from its liabilities.

12. Integrity Assurance
12.1 It shall be deemed as damage to the Buyer’s interest if the Seller and its staff directly or indirectly give, in the name of the company or an individual, a gift of money, valuables, securities or provide an improper interest in other forms to any employee of the Buyer, or if the Seller and its staff carries out a transaction similar to this contract, in the name of the company or an individual, with any employee of the Buyer or any third person introduced by such employee. The Seller shall compensate as much as twice of the direct or indirect losses incurred by the Buyer for such reason, and shall be liable for the liquidated damages of 20% of the amount of this contract per breach (up to RMB 1,000,000).

12.2 The integrity report method: Supervision Report Mailbox: JC@Chinasunergy.com, Report Phone Number: 86-25-5276 6726

13. Prohibition of commercial fraud
If the Seller breaches the principle of honesty by providing to the Buyer false registration materials,  false certificates of qualification or false information, or by hiding the truth to deceive the Buyer or the end user, it shall be liable for the liquidated damages of 20% of the amount of this contract (up to RMB 1,000,000). This Article shall not preclude the liabilities of breach undertaken by the Seller according to other provisions hereunder.

14. Dispute resolution
Any and all disputes arising from the validity, performance or interpretation of this contract shall first be resolved by the parties through amicable consultation. In case no settlement can been reached through consultation, the disputes shall be governed by the people’s court of first instance with jurisdiction where the Buyer is located.  All related fees paid for litigation (including attorney fees, travel fees, evidence collection fees, notarization fees and litigation fees, etc) shall be borne by the losing party.

15. Effective and miscellaneous
15.1 This contract shall take effect upon signature and seal by both parties. The printed text of the content hereof shall prevail. In case of any modification, the parties hereto shall confirm the modified text by signature and seal. In case the contract text covers more than one page, seal on the perforation shall be affixed to such pages.
15.2 This contract is in duplicate, with each party holding one counterpart respectively. The two counterparts shall have the same legal effect. The parties hereof shall send the original contract to each other within three working days of the date hereof. The fax copy shall have the same effect as the original.
15.3 Any matters not covered in this contract shall be negotiated by both parties and set forth in the supplementary agreements, which shall have the same legal effect as this contract.

Seller: CEEG (Nanjing) Semiconductor Material Co., Ltd. /s/	Buyer: China Sunergy (Nanjing) Co., Ltd. /s/
Contact:	Contact:
Date:	Date: